Exhibit 99.4

GLANCY PRONGAY & MURRAY LLP

LIONEL Z. GLANCY (#134180)

ROBERT V. PRONGAY (#270796)

1925 Century Park East, Suite 2100

Los Angeles, CA 90067

Telephone: (310) 201-9150

Facsimile: (310) 201-9160

Email: lglancy@glancylaw.com

Attorneys for Plaintiff

[Additional Counsel Listed On Signature Page]

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SPENCER STOUFFER, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

GIGAMON INC., COREY M. MULLOY, PAUL A. HOOPER, ARTHUR W. COVIELLO, JR., TED C. HO, JOHN H. KISPERT, PAUL MILBURY, MICHAEL C. RUETTGERS, ROBERT E. SWITZ, JOAN DEMPSEY, and DARIO ZAMARIAN,

Defendants.

CASE NO.: COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 JURY TRIAL DEMANDED

Plaintiff Spencer Stouffer (“Plaintiff”), by and through his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1.    This action stems from a proposed transaction (the “Proposed Transaction” or “Merger”) announced on October 26, 2017, pursuant to which Gigamon Inc. (“Gigamon” or the “Company”) will be acquired by the New York-based private equity firm Elliott Management (“Elliott”) through its affiliates Ginsberg Holdco, Inc. (“Newco”) and Newco’s wholly-owned subsidiary, Ginsberg Merger Sub, Inc. (“Merger Sub”).

2.    On October 26, 2017, Gigamon’s Board of Directors (the “Board” or the “Individual Defendants”) caused the Company to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Newco and Merger Sub. Pursuant to the terms of the Merger Agreement, Newco will purchase each issued and outstanding share of Gigamon common stock for $38.50 in cash (the “Merger Consideration”), for a total value of approximately $1.6 billion. Upon completion of the Merger, Merger Sub will merge with and into Gigamon, with Gigamon surviving the merger as a wholly owned subsidiary of Newco.

3.    On November 13, 2017, Defendants (as defined below) filed a preliminary Proxy Statement on Schedule 14A with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction (the “Proxy”). As described herein, the Proxy omits certain material information with respect to the Proposed Transaction, which renders it false and misleading, in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 140.14a-9 (“Rule 14a-9”) promulgated thereunder.

4.    Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from Defendants’ wrongdoing described herein.

JURISDICTION AND VENUE

5.    This Court has subject matter jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act, 15 U.S.C § 78aa, and 28 U.S.C. § 1331, as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act.

6.    This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, solicits shareholders in, and/or maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.    Plaintiff is, and has been at all times relevant hereto, the owner of Gigamon common stock.

9.    Defendant Gigamon is a Delaware corporation, with its principal executive offices located in Santa Clara, California. Gigamon common stock is listed on the New York Stock Exchange under the symbol “GIMO.”

10.    Defendant Corey M. Mulloy has served as a member of the Company’s Board since January 2010, and as the Chairman of the Board since March 2013.

11.    Defendant Paul A. Hooper is the Chief Executive Officer of Gigamon and has served as a member of the Board since December 2012.

12.    Defendant Arthur W. Coviello, Jr. has served as a Board member since April 2017.

13.    Defendant Ted C. Ho has served as a Board member since August 2014.

14.    Defendant John H. Kispert has served as a Board member since March 2016.

15.    Defendant Paul Milbury has served as a Board member since January 2014.

16.    Defendant Michael C. Ruettgers has served as a Board member since December 2010.

17.    Defendant Robert E. Switz has served as a Board member since June 2015.

18.    Defendant Joan Dempsey has served as a Board member since June 2016.

19.    Defendant Dario Zamarian has served as a Board member since February 2017.

20.    The defendants listed in ¶¶ 10-19 are collectively referred to herein as the “Individual Defendants.”

21.    The Individual Defendants and Gigamon are referred to herein as “Defendants.”

SUBSTANTIVE ALLEGATIONS

22.    According to the Company’s Form 10-K for the year ended December 31, 2016, Gigamon develops “innovative solutions that deliver pervasive, dynamic, and intelligent visibility into data-in-motion traveling across networks of any scale.” The Company’s “Visibility Platform consists of a distributed system of visibility node” that are “deployed across an organization’s infrastructure that are orchestrated from a common software management plane.” The Company’s Visibility Platform enables organizations to intelligently find, shape and move the relevant traffic to the appropriate security and monitoring tools with their operational environment.”

23.    In soliciting shareholder approval for the Proposed Transaction, Defendants issued the Proxy, which purports to contain a summary/overview of the Proposed Transaction, but omits certain critical information, rendering portions of the Proxy materially incomplete and/or misleading, in violation of the Exchange Act provisions discussed herein. As a result, Gigamon shareholders lack material information necessary to allow them to make an informed decision concerning whether to vote in favor of the Merger.

24.    In particular, the Proxy contains materially incomplete and/or misleading information concerning, inter alia: the financial analyses performed by Gigamon’s financial advisor, Goldman Sachs & Co. LLC (“Goldman”), in support of its fairness opinion. As part of Goldman’s fairness opinion, Goldman reviewed, among other things, “certain internal financial analyses and forecasts for Gigamon prepared by its management” referred to as the Updated Case C Projections. Proxy at 49.

25.    The Proxy states that in rendering its fairness opinion, Goldman performed a Selected Companies Analysis by looking at five different metrics. For this analysis, the Proxy notes that Goldman reviewed and compared certain of Gigamon’s financial information, with “financial information, ratios and public market multiples” from thirteen “publicly traded corporations in the growth data center infrastructure industry, growth security industry, network, test and measurement industry, and mature information technology infrastructure industry.” Proxy at 50. Specifically, Goldman “compared the compound annual growth rate of earnings per share of Gigamon reflected in the Updated Case C Projections and the five-year compound annual growth rate of earnings per share of the selected companies and Gigamon for various periods as reported by the Institutional Brokers’ Estimates System’s.” Id.

26.    Moreover, as part of the Selected Companies Analysis, Goldman “calculated and compared various financial multiples and ratios for the selected companies” including the estimated enterprise value, “as a multiple of estimated next twelve months’ non-GAAP earnings before interest, taxes and depreciation and amortization” (“NTM EV/EBITDA Multiple”); “NTM EV/EBITDA Multiple, as a multiple of the growth rate of the estimated next twelve months’ revenue” (“Growth Adjusted NTM EV/EBITDA Multiple”); “stock price, as a multiple of estimated next twelve months’ earnings per share” (“NTM P/E Ratio”); and “NTM P/E, as a multiple of five-year compound annual growth rate of earnings per share.” (“NTM P/E/G Ratio”). Proxy at 51.

27.    However, the Proxy fails to disclose the metrics of each of the thirteen selected companies, nor did it even disclose the high and low multiples from these thirteen selected companies. Instead, the Proxy simply discloses the comparable group median metrics in Goldman’s five year compound annual growth rate analysis. Likewise, the Proxy only discloses the median and mean metrics in respect to Goldman’s analysis into the selected companies’ financial multiples and ratios.

28.    The real informative value of the financial advisor’s work is not in its conclusion, but in the valuation analyses that buttress that result. When a financial advisor’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion, as well as the key multiples and range of multiples used in those analyses, must also be fairly disclosed.

29.    Disclosure concerning the Selected Transactions Analysis portion of Goldman’s fairness opinion fares no better. For this analysis, Goldman used publicly available information relating to eight transactions involving “networking and telecommunications technology industry since 2008.” Proxy at 52.

30.    The Proxy notes that Goldman “calculated and compared various financial multiples, financial ratios and other financial information” of the eight acquisitions. Specifically, with respect to the eight transactions, Goldman reviewed the “announced per share consideration paid or payable in the applicable transaction, as a multiple of the target’s estimated next twelve months’ earnings per share” (“NTM Transaction P/E Ratio”); the estimated transaction enterprise value “as a multiple of the “target’s last twelve months’ revenues from the announcement date of the transaction” (“LTM Transaction Revenue Multiple”), “as a multiple of the target’s estimated last twelve months’ non-GAAP earnings before interest, taxes and depreciation and amortization” (“LTM Transaction EBITDA Multiple”), “as a multiple of estimated next twelve months’ revenue” (“NTM Transaction Revenue Multiple”); and “as a multiple of the target’s estimated next twelve months’ non-GAAP earnings before interest, taxes and depreciation and amortization form the announcement date of the transaction” (“NTM Transaction EBITDA Multiple”). Id. at 52-53.

31.    While Goldman provided the minimum, maximum, and median for each of the five multiples, the Proxy fails to disclose the multiples for each of the eight selected industry transactions. The multiples for each of the eight selected industry transactions would be material to Gigamon shareholders in deciding how to vote their shares. As previously noted, the real value of Goldman’s work is not in its conclusion, but in the valuation analyses that underpin that result. It is those analyses that are crucial for shareholders evaluating the merits of the Merger.

32.    As part of the Selected Transaction Analysis, Goldman “also analyzed the premia paid in transactions involving the acquisition of control of U.S. targets valued over $250 million in relation to the closing prices per share of the common stock of the target involved in such transaction on the day prior to the announcement of such transaction for the period from January 1, 2004 through September 29, 2017.” Proxy at 53. However, the Proxy fails to disclose the names and the specific premiums for each of the target companies analyzed by Goldman. Also, the Proxy fails to explain why Goldman selected a period of thirteen years, and why Goldman decided to analyze acquisitions valued over $250 million, whereas this Proposed Transaction is valued at $1.6 billion. Significantly, the Proxy fails to disclose why Goldman analyze the past targets based on the stock price “the day prior to the announcement of such transaction,” while Goldman utilized “Gigamon’s common stock on April 28, 2017,” approximately six months prior to the announcement of the Proposed Transaction.

33.    The Proxy also omits material information concerning Goldman’s Illustrative Present Value of Future Share price Analysis, which was “an illustrative analysis of the implied present value of the future value per share of Gigamon’s common stock” by calculating “the implied values per share of Gigamon’s common stock as of the fiscal years ended December 31, 2018, 2019 and 2020, respectively, by applying the next twelve months’ price-to-earnings per share ratios of 17.5x to 25.0x to earnings per share estimates for Gigamon for each of the fiscal years 2019 to 2021 as provided in the Updated Case C Projections, and then discounting such implied values back to implied values back to implied present values as of October 24, 2017, using an illustrative discount rate of 16.5%, reflecting an estimate of Gigamon’s cost of equity.” Proxy at 54. Specifically, the Proxy fails to disclose Goldman’s basis for the next twelve months’ price-to-earnings per share ratios of 17.5x to 25.0x. Also, the Proxy fails to disclose the underlying inputs used to derive the discount rate of 16.5%.

34.    The Proxy also omits material information concerning Goldman’s Illustrative Discounted Cash Flow Analysis (“DCF”). By utilizing the Company’s Updated Case C Projections, Goldman “performed an illustrative discounted cash flow analysis on Gigamon.” Proxy at 54. While, the DCF analysis was based on free cash flow, the Proxy fails to disclose any line item detail. Also, while Goldman used discount rates ranging from 16.5% to 18.5%, the Proxy fails to disclose the inputs used to derive the discount rate range. Lastly, as part of the DCF analysis, Goldman utilized “a range of illustrative terminal values for Gigamon, which were calculated by applying perpetuity growth rates ranging from 3.0% to 6.0%, to a terminal year estimate of the free cash flow to be generated by Gigamon.” Proxy at 54. Again, the Proxy fails to disclose the inputs forming the perpetuity growth rates. Gigamon shareholders require a discussion as to the assumptions including gross domestic product and inflation rates underlying the selection of the perpetuity growth rate range to assist them in determining the reasonableness of, and weight to give, Goldman’s DCF analysis in deciding whether to vote in favor of the Merger.

35.    The information discussed in the previous paragraphs that Defendants omitted from the Proxy is material to Gigamon shareholders in deciding how to vote their shares, as the lack of disclosure of the inputs that were used by Goldman in its DCF analysis, including the underlying inputs supporting Goldman’s discount rate and terminal value ranges, prevents shareholders from understanding the context of the figures or considering whether any of the inputs thereto or ranges derived therefrom are anomalous. Absent this information, Gigamon shareholders are unable to determine whether the Proposed Transaction is indeed fair and in their best interest.

36.    Without the foregoing material disclosures, Gigamon shareholders are unable to fully understand and interpret Goldman’s financial analyses or the fairness of the Merger Consideration when determining whether to vote in favor of the Proposed Transaction.

37.    There are also several material omissions in the Proxy concerning the process leading up to and following the Merger.

38.    For example, as part of the background and chronology of events that led to the Proposed Transaction, between July 2, 2017 and July 14, 2017, “five strategic parties and nine financial sponsors entered into confidentiality agreements with the Company” including Party A, Party B and Elliott. At the end of the month, on July 31, 2017, the Company received “indications of interest from Party A, Party B and Elliott.” Party A proposed a bid to acquire Gigamon at a price range of $42-43 per share. Party B proposed a bid to acquire Gigamon at a price range of $40-41 per share. Elliott proposed a bid to acquire Gigamon at a price range of $44-46 per share.

39.    While the Proxy discloses that Party A was a “leading private equity sponsor,” (Proxy at 31) the Proxy strangely does not disclose whether Party B was a strategic buyer or a financial/private equity buyer such as Elliott. Management often has a motive to favor private equity buyers, such as Elliott, which renders this distinction material, if indeed Party B was a strategic buyer.

40.    On August 1, 2017, based on Party B’s offer price, the Company decided to terminate discussions with Party B. On September 7, 2017, Party A notified Goldman that it “did not intend to submit a proposal to acquire Gigamon.” Proxy at 38. As the only bidder, Elliott lowered its offer price to $42.00 per share on September 8, 2017, and then lowered it again to $38.00 per share on October 5, 2017, due to Gigamon’s third quarter 2017 financial results coming in below expectations. On October 19, 2017, Elliott made its “absolute best and final offer” of $38.50 per share. Proxy at 43.

41.    The day before Elliott’s absolute best and final offer on October 19, 2017, Goldman “informed Party B of third quarter performance and that the Company remained engaged in discussions with a potential buyer.” In return, “Party B expressed their view that valuation would be lower than prior levels given third quarter performance and elected not to move forward given the current deal process.” However, the Proxy fails to disclose whether the Company subsequently informed Party B that it had received “an absolute best and final offer” from the potential buyer on October 19, 2017, and whether Party B was given an opportunity, or even permitted to make a topping bid.

42.    As indicated above, the Company entered into fourteen confidentiality agreements with potential suitors. However, descriptions concerning the material terms of these confidentiality agreements are absent from the Proxy, including whether or not these confidentiality agreements contained standstill provisions, and if so, whether the standstill provisions had “don’t-ask-don’t-waive” provisions and/or sunset provisions, or whether the counterparties could seek a waiver of such standstills to make an unsolicited offer to acquire the Company.

43.    If these confidentiality agreements entered into with other parties contained standstill provisions, these parties are likely prohibited from coming forward with a topping bid.

44.    The omission of the details regarding these confidentiality agreements in the Proxy renders it materially misleading because it gives the impression that the confidentiality agreement counterparties who had entered into negotiations with the Company prior to its signing of the Merger Agreement have the ability to come forward with a topping bid, when they may, in fact, be contractually prohibited from doing so. Thus, the omission of this information renders all references to the confidentiality agreements in the Proxy materially false and misleading.

45.    This is particularly true in this case because the Board approved Elliott’s absolute best and final offer of $38.50 per share, which was significantly less than Party B’s price range of $40-41 per share. As Party B was one of the potential suitors that entered into a confidentiality agreement with Gigamon, the Proxy fails to disclose whether the confidentiality agreement entered between Party B and the Company had a standstill provision that would have restricted Party B from coming forward with a topping bid.

46.    Without the foregoing material disclosures, it is impossible for Gigamon’s shareholders to fully understand and interpret these financial analyses, including their impact on the fairness of the Merger Consideration, when determining whether to vote in favor of the Proposed Transaction.

CLASS ACTION ALLEGATIONS

47.    Plaintiff brings this action as a class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public shareholders of Gigamon (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

48.    This action is properly maintainable as a class action for the following reasons:

a.    The Class is so numerous that joinder of all members is impracticable. As of October 25, 2017, there were 37,330,499 shares of Gigamon common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

b.    Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have violated Sections 14(a) and 20(a) of the Exchange Act in connection with the Proposed Transaction; and (ii) whether Plaintiff and the Class would be irreparably harmed if the Proposed Transaction is consummated as currently contemplated and pursuant to the Proxy as currently composed.

c.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f.    A class action is superior to other available methods for fairly and efficiently adjudicating this controversy.

g.    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

CAUSES OF ACTION

COUNT I

Claim for Violation of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder (Against All Defendants)

49.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

50.    Section 14(a)(1) of the Exchange Act makes it “unlawful for any person . . . to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

51.    Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that solicitation communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9(a).

52.    Rule 14a-9 further provides that, “[t]he fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.” 17 C.F.R. § 240.14a-9(b).

53.    As discussed herein, the Proxy misrepresents and/or omits material facts concerning the Merger.

54.    Defendants prepared, reviewed, filed and disseminated the false and misleading Proxy to Gigamon shareholders. In doing so, Defendants knew or recklessly disregarded that the Proxy failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

55.    The omissions and incomplete and misleading statements in the Proxy are material in that a reasonable shareholder would consider them important in deciding how to vote their shares. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

56.    By virtue of their positions within the Company and/or roles in the process and in the preparation of the Proxy, Defendants were undoubtedly aware of this information and had previously reviewed it, including participating in the Merger negotiation and sales process and reviewing Goldman’s complete financial analyses purportedly summarized in the Proxy.

57.    The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Merger.

58.    Gigamon is deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Proxy.

59.    Defendants knew that Plaintiff and the other members of the Class would rely upon the Proxy in determining whether to vote in favor of the Merger.

60.    As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(a) of the Exchange Act and Rule 14d-9, absent injunctive relief from the Court, Plaintiff and the other members of the Class will suffer irreparable injury by being denied the opportunity to make an informed decision as to whether to vote in favor of the Merger.

61.    Plaintiff and the Class have no adequate remedy at law.

COUNT II

Claim for Violations of Section 20(a) of the Exchange Act (Against the Individual Defendants)

62.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

63.    The Individual Defendants acted as controlling persons of Gigamon within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Gigamon, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

64.    Each of the Individual Defendants were provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

65.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Proxy contains the unanimous recommendation of each of the Individual Defendants to approve the Merger. They were thus directly connected with and involved in the making of the Proxy.

66.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the Exchange Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons and the acts described herein, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

67.    As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

68.    Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.    Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class Representative and Plaintiff’s counsel as Class Counsel;

B.    Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.    Directing the Individual Defendants to disseminate an Amendment to its Schedule 14A that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.    Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.    Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F.    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: November 27, 2017	GLANCY PRONGAY & MURRAY LLP

	By:	s/ Lionel Z. Glancy
Lionel Z. Glancy
Robert V. Prongay 1925 Century Park East, Suite 2100
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160
Email: lglancy@glancylaw.com

WOLF POPPER LLP
Carl L. Stine
Fei-Lu Qian 845 Third Avenue
New York, New York 10022
Tel.: 212-759-4600
Fax: 212-486-2093
Email: cstine@wolfpopper.com
fqian@wolfpopper.com

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

UNDER THE FEDERAL SECURITIES LAWS

I, Spencer Stouffer, hereby state:

1.    I have reviewed the complaint against Gigamon Inc. (“Gigamon”) and certain of its directors and officers. I have authorized the filing of a complaint and lead plaintiff motion on my behalf.

2.    I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary.

3.    I currently own 5,000 Gigamon shares, which I bought on the following dates and for the following per share prices:

Date	# of shares purchased	# of shares sold	Price per share
12/19/16	3000	0

1/12/17	2000	0

TOTAL	5000	0

4.    I did not purchase these securities at the direction of counsel, or in order to participate in any private action arising under the federal securities laws.

5.    During the three-year period preceding the date of signing this certification, I have not sought to serve, and have not served, as a representative on behalf of a class in any private action arising under the federal securities laws.

6.    I will not accept any payment for serving as a representative party on behalf of the Class except to receive a pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses, including lost wages relating to the representation of the Class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 20 day of November, 2017

By:	/s/ Spencer Stouffer
Spencer Stouffer